Filed by Sipex Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No. 1-33403

This filing relates to the proposed merger of Exar Corporation, a Delaware corporation (“Exar”) and Sipex Corporation, a Delaware corporation (“Sipex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar, and Sipex.

233 South Hillview Drive Milpitas, CA 95035 TEL: 408.934.7500 www.sipex.com

May 14, 2007

Customer Name

Customer Address

On May 8, 2007, we announced that a definitive merger agreement was signed with Exar Corporation. This transaction is subject to approval of the stockholders from both companies as well as customary closing conditions and regulatory approvals. We expect the transaction to close in the 3rd calendar quarter of 2007 whereupon, the combined entity will be known as Exar Corporation.

This combination will give us the scale to be an industry force in connectivity solutions, while also allowing us to target new synergistic growth opportunities in the Power, Networking and Storage markets. We are very excited about the complementary technologies offered by the two companies and the benefits it will enable us to deliver to you. We are confident that this merger will create a better strategic partnership.

We are working hard to plan the alignment of the Sipex and Exar teams that will operate post merger with the goal of ensuring stable account relations. Your satisfaction is our top priority, and we will be relying on your feedback during this period of the transaction.

During this transition you will continue to receive the support that you have grown accustomed to from Sipex. There will be no change to how you do business with us, or disruption in service.

I want to thank you for your continued business and let you know that I look forward to continuing our partnership with you in the years ahead. If you have any questions, please do not hesitate to contact me directly at (408) 635-7445.

Sincerely

/s/ Gene Schaeffer

Gene Schaeffer

Senior Vice President – Sales

Sipex Corporation

Additional Information and Where You Can Find It

Exar will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.